SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

PROTOCOL AND JUSTIFICATION OF MERGER OF IPIRANGA
PETROQUÍMICA S.A. INTO BRASKEM S.A.

Entered into by and between

IPIRANGA PETROQUÍMICA S.A., a joint-stock company with its principal place of business in the Municipality of Triunfo, State of Rio Grande do Sul, at III Pólo Petroquímico, Lote 04, enrolled in the National Register of Legal Entities (CNPJ/MF) under Nº 88.939.236/0001 -39, with its acts of incorporation filed with the Commercial Registry of the State of Rio Grande do Sul - JUCERS under NIRE 43.300.019.942, herein represented pursuant to its Bylaws, hereinafter simply referred to as “MERGED COMPANY” or “IPQ”; and

BRASKEM S.A., a publicly held company with its principal place of business at Rua Eteno, 1561, in the Municipality of Camaçari, State of Bahia, enrolled in the CNPJ/MF under Nº 42.150.391/0001 -70, with its acts of incorporation filed with the Commercial Registry of the State of Bahia – JUCEB, under NIRE 29.300.006.939, herein represented pursuant to its Bylaws, hereinafter simply referred to as “SURVIVING COMPANY” or “BRASKEM”;

SURVIVING COMPANY and MERGED COMPANY, which are jointly referred to simply as “PARTIES”, by their managers, intend to carry out the merger into an already existing company, pursuant to articles 224, 225, 227 and 264 of Law 6404, of December 15, 1976, and in compliance with CVM Ruling No. 319/99;

And, as intervening and consenting party,

GRUST HOLDINGS S.A., a joint-stock company with its principal place of business at Av. das Nações Unidas, 4.777, 3º andar, parte, in the City and State of São Paulo, enrolled in the CNPJ/MF under Nº 09.284.603/0001 -37, with its acts of incorporation filed with the Commercial Registry of the State of São Paulo – JUCESP under NIRE 35.300.350.090, herein represented pursuant to its Bylaws, hereinafter referred to simply as “GRUST”;

Whereas:

(i) On this date, Braskem, directly or indirectly through its wholly owned subsidiaries GRUST and Ipiranga Química S/A (“IQ”), is the owner of 69,161,283,858 shares issued by the MERGED COMPANY, representing 99.29% of its total capital, divided as follows: (a) 11,938,022,669 common shares resulting from the capital reduction carried out last July 28, 2008, whereby GRUST transferred its ownership interest in IPQ to BRASKEM; (b) 23,201,142,118 preferred shares arising from the replacement of shares resulting from the merger of Copesul into IPQ; and (c) 20,651,572,017 common shares, and 13,370,547,054 preferred shares owned by the wholly owned subsidiary IQ;

(ii) The MERGED COMPANY has only two other minority shareholders, namely, Petroquímica Triunfo S.A. (“Triunfo”), the owner of 0.71% of the capital of the MERGED COMPANY, and Gerson Medeiros Cardoso, the owner of 524 preferred shares of the MERGED COMPANY;

(iii) The merger of the MERGED COMPANY into the SURVIVING COMPANY will represent an alignment of interests of the companies involved, and will foster the creation of value to the PARTIES, through the accomplishment of additional synergies, and simplification of the current corporate structure;

(iv) The reports of: (a) book appraisal of the net equity of the PARTIES, (b) economic appraisal of the PARTIES, ascertained according to the discounted cash flow method and based on multiples of comparable companies, in the case of Braskem’s participation in Ipiranga Química S.A. (“IQ”), and (c) appraisal, at market prices, of the net equity of the PARTIES, prepared and delivered by the specialized companies mentioned below, are in accordance with the applicable laws and regulations and with the merger transaction dealt with in this protocol and justification; and

(v) The merger transaction relies on the latest financial statements for the PARTIES, audited by independent auditors registered with the Brazilian Securities Commission – CVM, and prepared as of July 31, 2008.

hereby and pursuant to law, propose the merger of IPQ into BRASKEM and resolve to submit to the Extraordinary General Meeting of the companies involved, this Protocol and Justification of Merger of IPQ (“Protocol and Justification”), the purpose of which, pursuant to articles 224, 225, 227 and 264, of Law nº 6.404/76, is to establish the terms and conditions that shall govern the transaction in reference, which conditions shall be submitted to resolution by the shareholders of the involved companies, pursuant to law:

1. JUSTIFICATION AND GROUNDS FOR THE MERGER

1.1. The transaction under this Protocol and Justification consists in the merger of IPQ into BRASKEM, with conveyance of all of the net equity of the former to the latter company, which will generally succeed to the former in all its assets, rights and obligations, under the terms of articles 227 et seq. of Law 6.404/76 (“Merger”).

1.2. The Merger presented herein is part of the strategy to reorganize and strengthen the petrochemical industry. The implementation of the Merger will cause BRASKEM (i) to increase the competitiveness of the entire production chain of the petrochemical and plastics industry in Brazil, leading to scale and synergy gains, a greater capacity of investments in research and development, and strengthening of the plastic industry; (ii) to move forward in the consolidation of the Brazilian petrochemical segment and to accelerate its project of being amongst the ten largest petrochemical industries worldwide; and (iii) to promote an exchange of best practices and procedures in the financial, operating and commercial areas, which will result in benefits to it and its shareholders.

1.3. It is important to stress that the Merger has only become viable in the current month in view of the conclusion of the works related to change, adjustment and adaptation of the accounting, financial and operational processing computer systems, as well as routine controls and internal procedures of BRASKEM, IPQ and Copesul, which systems are capable of making feasible the operational integration of the assets and operations of such companies so that they begin to operate as a single company. Moreover, since the United States Sarbanes-Oxley Act (“Section 404”) establishes that such controls must consist in an integrated operation for at least 90 days during the financial year so that BRASKEM is capable of obtaining the yearly certificate of suitability of routine controls and internal procedures, it is mandatory that the Merger becomes effective by September 30, 2008. Otherwise, there is a concrete risk of the BRASKEM outside auditors not granting such certificate for 2008, which will entail material and immaterial adverse effects on the business of BRASKEM.

1.4. (i) The economic appraisal of the SURVIVING COMPANY and MERGED COMPANY, based on the discounted cash flow method, for purposes of determining the ratio of replacement of the shares of the MERGED COMPANY for shares of the SURVIVING COMPANY; (ii) the book net equity appraisal of the SURVIVING COMPANY and the MERGED COMPANY, so as to make the accounting entries in the SURVIVING COMPANY, and to calculate the reimbursement value of the shares issued by the MERGED COMPANY, in the event of the possible exercise of the right of recourse by any of the two shareholders of the MERGED COMPANY, and (iii) the net equity appraisal at market price of the SURVIVING COMPANY and MERGED COMPANY, which will serve as parameters for the ratio of replacement of the shares of the MERGED COMPANY for the shares of the SURVIVING COMPANY, in compliance with the provisions in article 264 of Law nº 6.404/76, as well as the audit review of the financial statements of the SURVIVING COMPANY and MERGED COMPANY, were carried out by the specialized companies indicated in items 2.2. below, as of the base date established in item 2.1 of this Protocol and Justification, and based on the criteria set out in Laws nº 6.404/76 and 11.638/07, regarding preparation of the financial statements.

1.5. The balances of the credit and debit accounts of the MERGED COMPANY will be transferred to the accounting books of the SURVIVING COMPANY, with the necessary adaptations being required.

1.6. The assets, rights and obligations of the MERGED COMPANY, which are to be conveyed to the SURVIVING COMPANY are described in detail in the Book Appraisal Report of the MERGED COMPANY (mentioned in item 2.2 below).

1.7. The management of the SURVIVING COMPANY will be liable for performing all acts required to implement the Merger, and it will be liable for all the costs and expenses arising from such implementation.

1.8. Once the Merger is approved pursuant to paragraph three of article 227 of Law nº 6.404/76, the MERGED COMPANY will be extinguished by operation of law.

2. APPRAISAL CRITERIA AND BASE DATE OF THE MERGER

2.1. For all legal effects, the Merger will have as reference date the base date of July 31, 2008 (“Base Date”).

2.2. In compliance with the legal requirements, notably the provisions set out in articles 8, 227 and 264 of Law n° 6.404/76, the managers of the PARTIES retained the specialized company: (a) PricewaterhouseCoopers Auditores Independentes, a civil company established in the City of São Paulo, at Av. Francisco Matarazzo, 1.400, 9º and 10º, and 13º to 17º andares, Torre Torino, registered with the Regional Accounting Council of the State of São Paulo under nº 2SP000160/O-5, and enrolled in the CNPJ/MF under nº 61.562.112/0004 -73, with its articles of association registered with the 4° Registry of Deeds and Documents of São Paulo/SP, on September 17, 1956, and subsequent amendments thereto registered with the 2º Registry of Deeds and Documents of São Paulo/SP, represented by its partner, Mr. Gilberto Bagaiolo, enrolled with the Regional Accounting Council of the State of Rio Grande do Sul under nº CRC 1RS 069038/O-0 (“PWC”), which will be responsible for the preparation of the appraisal reports (i) on the book net equity of the MERGED COMPANY, for purposes of accounting entries in the SURVIVING COMPANY and calculation of the amount of reimbursement of the shares issued by the SURVIVING COMPANY, in the event of exercise of the right of recourse by the shareholders of the MERGED COMPANY (“Book Appraisal Report for the MERGED COMPANY”), and (ii) on the net equity of the MERGED COMPANY at market prices (“Appraisal Reports on the Net equity at Market Price of the MERGED COMPANY”), according to the same criteria and on the same date, for purposes of the provisions in article 264 and respective paragraphs, of Law 6404/76, which relied on the appraisal reports on fixed and intangible assets, prepared in line with the same criteria and on the same date, respectively, by the specialized companies Stima Engenharia Ltda., with its principal place of business at Av. Fagundes Filho, 141, conjuntos 55/56, 5º andar, São Paulo – SP, enrolled in the CNPJ/MF under nº 06.932.665/0001 -10 and CREA-SP under nº 071.708 -8 (“Stima”), and Apsis Consultoria Empresarial Ltda., with its principal place of business at Al. Franca, 1467, sala 44, 4º andar, São Paulo – SP, enrolled in the CNPJ/MF under nº 27.281.922/0001 -70 (“Apsis”), (b) KPMG Auditores Independentes, a company established in the City of São Paulo, at Rua Dr. Renato Paes de Barros, 33, enrolled in the National Register of Legal Entities (CNPJ/MF) under nº 57.755.217/0001 -29, originally registered with the Regional Accounting Council (CRC) of the State of São Paulo and secondarily, with CRC 2SP014428/O-6-S-BA in the State of Bahia, with its Articles of Association filed with the 2nd Registry of Deeds and Documents and Civil Registry of Legal Entities of the City of São Paulo, State of São Paulo, on June 24, 1987, and with the subsequent amendments thereto filed with the 2º Registry of Deeds and Documents and Civil Registry of Legal Entities of the City of São Paulo, State of São Paulo, the latter of which, dated March 31, 2006, being registered on microfilm nº 85448, on April 11, 2006, represented by its undersigned partner, Mr. Anselmo Neves Macedo, enrolled in the Regional Accounting Council (CRC) of the State of São Paulo and secondarily registered under nº 1SP160482/O-6-S-BA (“KPMG”), which will be responsible for the preparation of the net equity appraisal reports of the SURVIVING COMPANY at market prices (“Appraisal Reports on the Net Equity at Market Price of the SURVIVING COMPANY”), according to the same criteria and on the same date, for purposes of article 264 and respective paragraphs, of Law nº 6404/76, which were based on the appraisal reports on fixed and intangible assets, prepared according to the same criteria and on the same date, respectively, by the specialized companies Stima and Apsis, and (c) Calyon Corporate Finance Brasil – Consultoria Financeira Ltda, with its principal place of business at Alameda Itu 852- 16º andar, Jardim Paulista, São Paulo-SP and enrolled in CNPJ/MF under nº 00.697.097/0001 -33, represented by Messrs. Graciema M. C. G. Bertoletti, enrolled in the CPF/MF under nº 021.808.037 -96, and Stephan Campos Mancini, enrolled in the CPF/MF under nº 045.359.617 -78 (“Calyon”) (“Specialized Companies”), which will be responsible for the preparation of the appraisal reports at economic value, for the net equity of IPQ and BRASKEM (“Appraisal Reports at Economic Value”), which used as a basis the balance sheet of IPQ, drawn up on June 30, 2008 and the events occurring in July 2008, for adjustment purposes.

2.3. The appointment of the Specialized Companies mentioned in item 2.2 above will be submitted to ratification by the General Shareholders’ Meeting of BRASKEM, pursuant to article 227, paragraph 1 of Law nº 6404/76.

2.4. The Appraisal Reports mentioned in item 2.2 above, which are to be submitted to approval by the general meetings of the PARTIES and will serve as support to the Merger, will be made an integral part of this Protocol and Justification as Exhibits I, II, III and IV, respectively, and the amounts specified therein will be submitted to analysis and approval of the shareholders of the PARTIES, pursuant to law.

3. TREATMENT ASCRIBED TO EQUITY VARIATIONS UNTIL THE DATE OF THE MERGER

3.1. The equity variations in IPQ between the Base Date and the date of the Merger will be fully registered for all purposes in the accounting books of IPQ and will be recognized by BRASKEM in the equity accounting income account.

4. AGGREGATE AMOUNT OF THE NET EQUITY AND SHARES TO BE CANCELLED

4.1. According to the accounting appraisal of the MERGED COMPANY, the book value of the net equity of the MERGED COMPANY to be conveyed to the SURVIVING COMPANY is one billion nine hundred and ninety-four million four hundred and twenty-five thousand three hundred and eighty-five reais and twenty-two centavos (R$ 1,994,425,385.22), subject to the provisions of Clause 3 above.

5. REPLACEMENT RATIO OF THE SHARES FOR MERGER PURPOSES

5.1. As a result of the Merger, the shareholders of the MERGED COMPANY will receive, in replacement of its shares representing the capital of the MERGED COMPANY, the shares issued by the SURVIVING COMPANY, according to the replacement ratio contained in the table below, which is established based on the economic values of the shares of the PARTIES, as per the Appraisal Reports at Economic Value mentioned in item 2.2. above (Exhibit IV).

5.2. For the purposes of article 264 of Law 6404/76, the net equity of the MERGED COMPANY and the SURVIVING COMPANY was appraised according to the same criteria, at market prices, on the Base Date, as shown by the Appraisal Reports on the Net equity at Market Price (Exhibits II and III).

5.3. Within this context, based on such Appraisal Reports at Economic Value and Appraisal Reports on Net Equity at Market Price, the replacement ratio for the common and preferred shares issued by the MERGED COMPANY for class “A” preferred shares issued by the SURVIVING COMPANY, which are the subject matter of this merger, will be one (1) common or preferred share of the MERGED COMPANY for each 0,0030483804923 Class “A” Preferred Share of the SURVIVING COMPANY, established on the basis of the economic value, as per the table below:

	IPQ	BRASKEM (ex treasury)
Current number of issued shares	69,655,337,035	513,999,136
Net Equity at Market Price (R$)	4,768,308,198.72	14,868,959,541.41
Value per share based on Net Equity at	0.0684557479971	28.9279854770223
Market Price (R$) *
Exchange ratio based on Net Equity at Market Price	1	0.0023664195134
Net Equity at Economic Value (R$)	4,375,000,000.00	10,590,510,000.00
Value per share based on Net Equity at Economic Value (R$) *	0.0628092574988	20.6041396925617
Exchange ratio based on Net Equity at Economic Value (to be used in this merger)	1	0.0030483804923*
* Estimated values.

6. REIMBURSEMENT AMOUNT

6.1. It is important to stress that the Bylaws of IPQ do not contemplate any reimbursement at economic value, and the shareholders of the MERGED COMPANY that dissent from the Merger will be reimbursed based on the appraisal of the book net equity of the MERGED COMPANY, according to article 45 and paragraph 3 of article 264 of Law 6404/76, as such amount is specified in the table below:

Book Value of the MERGED COMPANY (in R$):	Book Value per share for reimbursement purposes (in R$):
1,994,425,385.22	0.028632772

7. CAPITAL INCREASE OF THE SURVIVING COMPANY

7.1. Upon approval of the Merger, IPQ will be extinguished by operation of law pursuant to the terms of articles 219, item II, and 227, paragraph 3 of Law 6.404/76, and its net assets, as of the Base Date, appraised at book value, will be merged into BRASKEM, resulting in an increase in the capital of BRASKEM of fourteen million one hundred and forty-six thousand one hundred and eleven reais and ninety-eight centavos (R$ 14,146,111.98), which will raise from five billion three hundred and sixty-one million six hundred and fifty-five thousand eight hundred and eighty-eight reais and sixty-seven centavos (R$ 5,361,655,888.67) to five billion three hundred and seventy-five million eight hundred and two thousand reais and sixty-five centavos (R$ 5,375,802,000.65), upon the issue of one million five hundred and six thousand and sixty-one (1,506,061) class “A” preferred shares, registered and with no par value. Therefore, Article 4 of the bylaws of the SURVIVING COMPANY will henceforth have the following wording: “Article 4 – The Company’s share capital is five billion three hundred and seventy-five million eight hundred and two thousand and sixty-five centavos (R$ 5,375,802,000.65]), divided into five hundred and twenty-four million three hundred and ninety-one thousand six hundred and fifty-four (524,391,654) shares, of which one hundred and ninety-six million seven hundred and fourteen thousand one hundred and ninety (196,714,190) are common shares, three hundred and twenty-six million eight hundred and seventy-four thousand three hundred and ninety-eight (326,874,398) are class “A” preferred shares and eight hundred and three thousand and sixty-six (803,066) are class “B” preferred shares.

7.2. The 1,506,061 registered class “A” preferred shares, with no par value, issued by BRASKEM, will be subscribed by the shareholders of IPQ which hold the rights and obligations comprised in the net assets to be merged, ratably to their participation in the capital of IPQ, and paid up with such net assets, according to the replacement ratio established in item 5.3. above.

7.3. As the Merger of IPQ into BRASKEM involves controlling and controlled companies, the provisions of article 226, paragraph 1 of Law 6404/76 shall apply, and the 32,589,594,686 common shares and the 36,571,689,172 preferred shares issued by IPQ and owned by BRASKEM shall be cancelled.

7.4. Although, to the best of the IPQ management’s knowledge, there are no shareholders of IPQ in disagreement with this Merger transaction, item 5.3 of this Protocol and Justification provides not only the replacement ratio used in the Merger, ascertained on the basis of the appraisal reports at economic value of the PARTIES, but also the calculation of the replacement ratio based on the net equity value of the shares of the PARTIES, both equities being evaluated according to the same criteria and on the same date, at market prices, for the purposes of article 264 of Law 6.404/76.

8. FINAL PROVISIONS

8.1. The implementation of the Merger is subject and will be submitted to resolution at a general meeting of IPQ and BRASKEM, which shall approve, as applicable, (i) this Protocol and Justification; (ii) the appointment of a specialized company to appraise the Net Equitys of the MERGED COMPANY; and (iii) the merger of the Net Equitys of IPQ into BRASKEM, subject to the terms and conditions set out in this Protocol and Justification.

8.2. The Merger transaction proposed in this Protocol and Justification will be taken to the knowledge of the Board of Directors Fiscal Board of BRASKEM for a manifestation, and will be submitted to resolution by the PARTIES’ shareholders, with due regard for the timeframes and other procedures set forth by law.

8.3. Since on the date hereof, the corporate act for capital reduction mentioned in item 5.1 above is still in the process of formalization at the relevant Commercial Registry, GRUST signs this Protocol and Justification, expressly consenting to the terms and conditions of the Merger.

8.4. By virtue of the Merger, BRASKEM will generally succeed to IPQ in all rights and obligations, pursuant to article 229, paragraph 1 of Law 6404/76.

8.5. After filing of the documents approving the Merger with the competent Commercial Registries, the management of BRASKEM will arrange for the obtaining of all annotations and registrations related to the Merger that may be necessary, including and especially before the federal, state and municipal agencies, and other competent bodies and registries, for the purpose of transferring thereto the enrollments, books, registrations and other documents of IPQ, pursuant to applicable laws.

8.6. To avoid interruption of the activities and operations, such activities and operations will be provisionally conducted still in the name of IPQ, including with the utilization of corporate and tax documents until the procedures set out in item 8.5 above can be formalized.

8.7. Additionally, as there is no further information to be provided to the IPQ shareholders that could assist them in evaluating the exchange ratio established herein, the managers of IPQ and BRASKEM will be at disposal to provide any clarifications that may be needed.

8.8. The PARTIES elect the courts of the Judicial District of Camaçari, State of Bahia, to settle all matters arising out of this Protocol and Justification.

9. CONCLUSION

9.1. Shareholders of IPQ and BRASKEM, these are the rules and procedures that, pursuant to law, will govern this transaction of Merger, and which the managers of the PARTIES consider to be of interest to the COMPANY.

IN WITNESS WHEREOF, the PARTIES sign this Protocol and Justification in three (03) counterparts of identical form and content, to one sole effect, in the presence of the two undersigned witnesses.

São Paulo/SP, September 12, 2008.

IPIRANGA PETROQUÍMICA S.A.

Officer	Officer

BRASKEM S.A.

Officer	Officer

And, as intervening and consenting party,

GRUST HOLDINGS S.A.

Officer

Witnesses:

Name:	Name:
ID:	ID:
CPF:	CPF:

Exhibit I

Book Appraisal Report on the MERGED COMPANY

Exhibit II

Appraisal Report on the Net Equity at Market Price of the MERGED COMPANY

Exhibit III

Appraisal Report on the Net Equity at Market Price of the SURVIVING COMPANY

Exhibit IV

Appraisal Report at Economic Value of the MERGED COMPANY and SURVIVING COMPANY

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.